

August 1, 2014

Via E-mail
Anthony Graham Sadler
Chief Financial Officer
BGC Partners, Inc.
499 Park Avenue
New York, NY 10022

> Re: **BGC Partners, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed February 28, 2014**
>   **File No. 001-35591**

Dear Mr. Sadler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Cash Position Analysis, page 119

1.   Please tell us how you have determined that your measure cash position is not a non-GAAP measure.

Consolidated Statements of Operations, page 140

2.   Please present interest income, earn-outs, gain on divestitures and sale of investments and losses on equity investments below operating expenses in future filings, or tell us why you believe your current presentation complies with Rule 5-03 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3429.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Senior Accountant